EXHIBIT 99.1

Evaxion announces 2025 milestones reflecting continued strong strategy execution

  With most of Evaxion’s strategic milestones for 2024 now successfully achieved, the company announces milestones for 2025
  The 2025 key milestones reflect all parts of Evaxion’s strategy for value realization
  Evaxion expects to discuss the milestones at an investor event in the first quarter of 2025

COPENHAGEN, Denmark, December 9, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces its strategic milestones for 2025 after having now achieved almost all the milestones set for 2024.

The 2025 milestones reflect Evaxion’s high activity level, broad pipeline and strong external interest in potential partnerships around both our AI-Immunology™ platform and pipeline assets. As such, the milestones underscore our continued anticipated strategic progress.

“We have been very successful in executing our strategy and plans throughout 2024. This makes us excited and confident looking into 2025, as reflected in the milestones for the year. In essence, our strategy for value creation is unchanged and so is our daily focus on executing this strategy to the benefit of shareholders, patients and employees,” says Christian Kanstrup, CEO of Evaxion.

Evaxion’s overriding priorities are execution upon our business development strategy, continuation of the ongoing EVX-01 phase 2 trial, the ongoing strengthening of our AI-Immunology™ platform and further advancement of our research activities, including progressing our ERV-based precision vaccine concept towards clinical development. Finally, the focus is, of course, on advancing our existing partnerships, including bringing the MSD collaboration, entered in September 2024, to option exercise.

All this is reflected in the 2025 milestones as listed below. Evaxion expects to discuss the milestones at an investor event in the first quarter of 2025.

	Milestones	Target
AI-Immunology™	Launch of automated lead vaccine candidate design module	H2
Business development and partnerships	At least two new agreements	2025
EVX-01	All patients completed EVX-01 dosing	H1
EVX-01	Supplemental phase 2 biomarker and immunogenicity data	H1
EVX-01	Two-year phase 2 clinical efficacy readout	H2
Precision ERV cancer vaccines	Selection of lead vaccine candidate	H2
MSD vaccine collaboration (EVX-B2/EVX-B3)	MSD option exercise, up to USD 10 million option exercise fee	H2
EVX-V1	Lead antigens selected for CMV vaccine candidate	H2
Infectious diseases	Two new pipeline candidates	1 in H1, 1 in H2

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.